Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Aldila Golf Corp.	Delaware, U.S.

Aldila Materials Technology Corp.	Delaware, U.S.

Aldila de Mexico, S.A. de C.V.	Mexico

Aldila Graphite Products (Zhuhal) Company Limited	People’s Republic of China